UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FLOWSTONE OPPORTUNITY FUND
(Name of Subject Company (Issuer))

FLOWSTONE OPPORTUNITY FUND
(Name of Filing Person(s) (Issuer))

Class D Shares, Class I Shares and Class M Shares
(Title of Class of Securities)

Class D Shares – 34355F304

Class I Shares – 34355F106

Class M Shares – 34355F205
(CUSIP Number of Class of Securities)

Scott P. Conners
FlowStone Opportunity Fund
55 Nod Road, Ste 120
Avon, CT 06001
(312) 429-2419
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
1177 Avenue of the Americas, 41st Floor
New York, NY 10036
(212) 248-3140

May 30, 2024
(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on May 30, 2024 by FlowStone Opportunity Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to repurchase up to five percent (5%) of its Shares (as defined below) or up to by the Fund to purchase shares of beneficial interest of the Fund (“Shares”) in an aggregate amount up to 2,006,057 Shares (representing up to approximately 5% of Shares outstanding as of December 31, 2024) on the terms and subject to the conditions set out in the Offer to Purchase and related Letter of Transmittal included as exhibits (a)(1)(ii) and (a)(1)(ii), respectively, to the Statement.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Holders of Shares of the Fund (“Shareholders”) that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on June 28, 2024.

2.	As of June 28, 2024, forty-three Shareholders validly tendered Shares and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the offer.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of June 28, 2024 (the “Valuation Date”) in the amount of $28,230,065.

4.	The payment of the purchase price for Shares or portions of Shares tendered was made in the form of promissory notes (collectively, the “Notes” and each, a “Note”) issued to each Shareholder whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes are held by UMB Financial Services, Inc., the Fund’s administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. The Note entitled a tendering Shareholder to receive an initial payment in cash equal to at least 95% of the unaudited value of the Shares tendered by the Shareholder that were accepted for purchase by the Fund (the “Initial Payment”). The Note also entitles the tendering Shareholder to receive a contingent payment (the “Final Payment”) as set forth below. Sixteen Shareholders, whose tenders were accepted for purchase by the Fund, continue to hold at least 5% of the aggregate value of their Shares in the Fund as of the Valuation Date (“Partial Tenders”); therefore, pursuant to the Notes issued to such Shareholders, the Fund made a cash payment equal to 95% of the Shareholders’ unaudited net asset value of the Shares tendered that were accepted for purchase by the Fund as of the Valuation Date. Initial Payments for Partial Tenders were wired to the accounts designated by such Shareholders. The Fund will make Final Payment for Partial Tenders on or before the 60th day after July 1, 2024 in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, based upon information known to the Fund as of the date of the Final Payment, over (ii) the Initial Payment. Twenty-Seven Shareholders, whose tenders were accepted for purchase by the Fund, tendered all of their Shares in the Fund (“Full Tenders”); therefore, pursuant to the Notes issued to the Shareholders, the Fund paid such Shareholders at least 95% of the Shareholders’ unaudited net asset value of the Shares tendered. Initial Payments for Full Tenders were wired to the accounts designated by such Shareholders. The Fund will make Final Payment for Full Tenders in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, over (ii) the Initial Payment (“Post-Audit Payment”). The Post-Audit Payment will be paid promptly after the completion of the Fund's next annual audit.

Filing Fee.

Calculation of Filing Fee Tables is attached herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FLOWSTONE OPPORTUNITY FUND

By:	/s/ Trent Statczar
Name: Trent Statczar
Title: Principal Financial Officer
Dated: October 10, 2024

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES	Calculation of the Filing Fee Tables.

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